Astec Industries, Inc.
1725 Shepherd Road / Chattanooga, TN  37421 / 423-899-5898 / FAX 423-899-4456

August 11, 2016

VIA EDGAR

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Astec Industries, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 29, 2016 Form 10-Q for the Fiscal Quarter Ended March 31, 2016 Filed May 6, 2016 File No. 001-11595
Dear Mr. Cascio:
This letter responds to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter, dated July 14, 2016, with regard to the above-referenced filings.  Set forth below in this letter are the Company's responses to the comments in the Staff's letter.  For your convenience, we have set forth each of the Staff's comments in bold text below in the same numbered order in which they appear in the Staff's letter.

Form 10-K for the fiscal year ended December 31, 2015

Management Discussion and Analysis of Financial Condition and Results of Operations, page A-5

Critical Accounting Policies and Estimates, page A-16

1.
Comment.  We see from page A-31 that the provision for your allowance for doubtful accounts significantly decreased to $18,000 in fiscal year 2015 compared to $1,000,000 in 2014.  Please explain to us the underlying reasons for any significant changes in estimates related to the allowance for doubtful accounts.  In addition, tell us why you do not include the valuation of accounts receivable as a critical accounting estimate.  Refer to Sections I.E and V of SEC Release 33-8350.

Response.  We acknowledge your comment and provide the following commentary in response:
The Company's underlying estimates for calculating the allowance for doubtful accounts did not change between 2014 and 2015.  The Company's methodology, which is described in Footnote 1 under the heading "Concentration of Credit Risk", produced different results in 2014 and 2015 for the provision for doubtful accounts due to certain non-material individual accounts being deemed uncollectible by management in 2014 due to financial distress on the part of the customers.  In 2015, the number of the individual accounts deemed uncollectible was significantly less, based on the same methodology.  In addition, certain of the accounts provided for in 2014 were partially or fully recovered in 2015 resulting in a reduction to the 2015 provision.
The Company does not consider the allowance for doubtful accounts to be a critical accounting estimate due to the immaterial value and low variation of the account.  The allowance for doubtful accounts has averaged $2.1 million for the last five fiscal years with a high of $2.2 million and a low of $1.7 million.  Write-offs against the allowance have averaged $.7 million for the last five fiscal years with a high of $1.0 million and a low of $.4 million.  For the last five fiscal years, the Company's days of sales outstanding averaged 38.3 days with a high of 43 days and low of 33 days.  Based on this analysis, the Company believes the application of its policy for determining the allowance for doubtful accounts does not have a material impact on the financial condition or operating performance of the Company as is discussed in Sections I.E and V of SEC Release 33-8350.

Note 13.  Derivative Financial Instruments, page A-43

2.
Comment.  We reference the disclosure on page 14 that you utilize forward-looking contracts coupled with advanced steel purchases to minimize the impact of changing steel prices on gross profit.  Please tell us how you account for the forward contracts and revise future filings to include relevant disclosure about your accounting as required by ASC 815-10-50 and Rule 4-08(n) of Regulations S-X.

Response.  We acknowledge your comment and provide the following commentary in response:
The "forward-looking contracts" discussed on page 14 of the Company's 10-K for the fiscal year ended December 31, 2015 refer to agreements wherein pricing for future steel purchases are fixed for a set period of time.  These agreements do not contain any obligation to purchase a minimum or specified quantity of steel.  As such, these agreements do not meet the definition of a derivative.  In future filings, the Company will clarify the nature of these agreements.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Results of Operations, page 21

Gross Profit, page 22

3.
Comment.  Please reference your response to comment 5 in our letter dated July 8, 2015.  We see you disclose that gross profit as a percentage of sales increased due to a combination of favorable factors including product mix, lower manufacturing costs due to lean initiatives, improved foreign exchange gains/losses without quantifying the impact of each item.  Please revise future filings to disclose the relative extent of each material factor contributing to an increase or decrease in operating results.  Refer to Item 303(b)(2) of Regulation S-K.

Response. We acknowledge your comment and provide the following commentary in response:
The Company revised its disclosure related to the increase or decrease in operating results due to material factors and disclosed the relative extent the material factors contribute to increases or decreases in the Company's operating results as required by Item 303(b)(2) of Regulation S-K in our 10-Q for the Fiscal Quarter Ended June 30, 2016.  The Company will provide similar disclosure in future filings.

* * *
The Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions or concerns about the foregoing, please do not hesitate to call me at (423) 899-5898.

Sincerely,

/s/ David C. Silvious
David C. Silvious
Chief Financial Officer and Treasurer
Astec Industries, Inc.